Filed by Marquee Raine Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Marquee Raine Acquisition Corp. Commission File No.: 333-256147 Date: June 24, 2021 Enjoy Technology | Marquee Raine Acquisition Corp. Analyst Presentation June 2021 4Filed by Marquee Raine Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Marquee Raine Acquisition Corp. Commission File No.: 333-256147 Date: June 24, 2021 Enjoy Technology | Marquee Raine Acquisition Corp. Analyst Presentation June 2021 4

Disclaimer This information pack (the Pack ) has been prepared for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the business combination between Enjoy Technology Inc. (“the Company”) and Marquee Raine Acquisition Corp. (“MRAC”) and is not to be used for any other purpose. Neither MRAC nor the Company has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Pack. Additionally, each of MRAC and the Company disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Pack. To the fullest extent permitted by law, in no circumstances will the Company, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Pack, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Pack discusses trends and markets that the Company’s leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace. Industry and market data used in the Pack have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination Forward-Looking Statements The Pack and the oral information provided in connection with this Pack include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company's business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Pack, and on the current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of the Company’s services, the potential success of the Company’s marketing and expansion strategies, the Company’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of the Company or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the rollout of the Company’s business strategy and the timing of expected business milestones; the effects of competition on the Company’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus on Form S-4 filed on May 14, 2021, in each case, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to the Company or MRAC or that the Company or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of the Pack. The Company anticipates that subsequent events and developments will cause the Company’s and MRAC’s assessments to change. However, while the Company and MRAC may elect to update these forward-looking statements at some point in the future, the Company and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s and MRAC’s assessments as of any date subsequent to the date of the Pack. Accordingly, undue reliance should not be placed upon the forward-looking statements. 1Disclaimer This information pack (the Pack ) has been prepared for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the business combination between Enjoy Technology Inc. (“the Company”) and Marquee Raine Acquisition Corp. (“MRAC”) and is not to be used for any other purpose. Neither MRAC nor the Company has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Pack. Additionally, each of MRAC and the Company disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Pack. To the fullest extent permitted by law, in no circumstances will the Company, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Pack, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Pack discusses trends and markets that the Company’s leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace. Industry and market data used in the Pack have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination Forward-Looking Statements The Pack and the oral information provided in connection with this Pack include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company's business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Pack, and on the current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of the Company’s services, the potential success of the Company’s marketing and expansion strategies, the Company’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of the Company or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the rollout of the Company’s business strategy and the timing of expected business milestones; the effects of competition on the Company’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus on Form S-4 filed on May 14, 2021, in each case, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to the Company or MRAC or that the Company or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of the Pack. The Company anticipates that subsequent events and developments will cause the Company’s and MRAC’s assessments to change. However, while the Company and MRAC may elect to update these forward-looking statements at some point in the future, the Company and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s and MRAC’s assessments as of any date subsequent to the date of the Pack. Accordingly, undue reliance should not be placed upon the forward-looking statements. 1

Disclaimer (cont’d) Use of Projections and Description of Key Partnerships The Pack contains projected financial information with respect to the Company, namely the Company’s revenue and non-GAAP financial measures, volume, total addressable market and Adjusted EBITDA for 2018 – 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in the Pack, and the inclusion of such information in the Pack should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent registered public accounting firm of the Company has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Pack, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Pack. The Pack contains descriptions of certain key business partnerships of the Company. These descriptions are based on the Company’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Pack. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Pack and, as a result, such descriptions of key business partnerships of the Company, remain subject to change. Financial Information; Non-GAAP Financial Measures Some of the financial information and data contained in the Pack is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement / prospectus filed by MRAC with the SEC in connection with the proposed business combination. Some of the financial information and data contained in the Pack, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss), adjusted for income taxes, interest expense, interest income and other income or expense, unrealized loss on long term convertible debt, depreciation and amortization, stock based compensation and one time transaction related costs. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. You can find the reconciliation of these measures to the nearest comparable GAAP measures on slides 113 and 114. Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. EBITDAS is defined as net loss adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense. MRAC and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. MRAC and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. The Company’s method of determining these non-GAAP measures may be different from other companies' methods and, therefore, may not be comparable to those used by other companies and the Company does not recommend the sole use of these non-GAAP measures to assess its financial performance. The Company’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by the Company’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, the Company’s management presents non-GAAP financial measures in connection with GAAP results. No Offer or Solicitation The Pack does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trademarks The Pack contains trademarks, service marks, trade names and copyrights of the Company, MRAC and other companies, which are the property of their respective owners. Additional Information and Where You Can Find It The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination. Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov. The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K as amended for the fiscal year ended 2020, which was filed with the SEC on March 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders is set forth in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents from the sources described above. 2Disclaimer (cont’d) Use of Projections and Description of Key Partnerships The Pack contains projected financial information with respect to the Company, namely the Company’s revenue and non-GAAP financial measures, volume, total addressable market and Adjusted EBITDA for 2018 – 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in the Pack, and the inclusion of such information in the Pack should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent registered public accounting firm of the Company has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Pack, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Pack. The Pack contains descriptions of certain key business partnerships of the Company. These descriptions are based on the Company’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Pack. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Pack and, as a result, such descriptions of key business partnerships of the Company, remain subject to change. Financial Information; Non-GAAP Financial Measures Some of the financial information and data contained in the Pack is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement / prospectus filed by MRAC with the SEC in connection with the proposed business combination. Some of the financial information and data contained in the Pack, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss), adjusted for income taxes, interest expense, interest income and other income or expense, unrealized loss on long term convertible debt, depreciation and amortization, stock based compensation and one time transaction related costs. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. You can find the reconciliation of these measures to the nearest comparable GAAP measures on slides 113 and 114. Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. EBITDAS is defined as net loss adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense. MRAC and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. MRAC and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. The Company’s method of determining these non-GAAP measures may be different from other companies' methods and, therefore, may not be comparable to those used by other companies and the Company does not recommend the sole use of these non-GAAP measures to assess its financial performance. The Company’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by the Company’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, the Company’s management presents non-GAAP financial measures in connection with GAAP results. No Offer or Solicitation The Pack does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trademarks The Pack contains trademarks, service marks, trade names and copyrights of the Company, MRAC and other companies, which are the property of their respective owners. Additional Information and Where You Can Find It The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination. Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov. The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K as amended for the fiscal year ended 2020, which was filed with the SEC on March 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders is set forth in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents from the sources described above. 2

Certain Risks Related to Enjoy Technology Inc. • Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand. All references to the “Company,” “Enjoy,” “we,” “us” or “our” in this presentation refer to the business of Enjoy Technology Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below has been • Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. and results of operations. You should carefully consider these risks and uncertainties and carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. The list below is qualified in its entirety • Our platform utilizes open source software, and any failure to comply with the terms of these open source licenses could negatively by disclosures contained in future filings by the Company, or by third parties (including MRAC.) with respect to the Company, with the United States affect our business. Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. • Defects, errors, or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers, including our logistics systems and procedures, could harm our reputation and strategic partnerships and adversely impact our business, financial condition, and • The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations results of operations. in numerous ways that remain volatile and unpredictable. • We may be subject to general litigation, regulatory disputes and government inquiries. • We have a limited operating history with a new model and strategy for delivering product and services in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. • Our use and processing of personal information and other data is subject to laws and obligations relating to privacy, data security and data protection, and the actual or perceived failure by us or our vendors to comply with such laws and obligations could harm our business. • We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. • We may be subject to cybersecurity attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition and results of operations. • We rely on consumer discretionary spending, which is adversely affected by economic downturns, including economic recession or depression, and other macroeconomic conditions or trends. • Our ability to use our net operating loss carryforwards and certain other tax attributes to offset taxable income or reduce our taxes may be limited. • We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, compensate appropriately, train, and motivate our employees, or if our employees do not perform as we anticipate, particularly • Enjoy may be subject to securities litigation, which is expensive and could divert management attention. in our productivity models, we may not be able to grow effectively and our business, financial condition, and results of operations • Future resales of common stock after the consummation of the proposed business combination may cause the market price of Enjoy’s securities could be adversely affected. to drop significantly, even if Enjoy’s business is doing well. • The loss of key senior management personnel could harm our business and future prospects. • Enjoy’s business and service model are new and untested, without a proven precedent, and we may fail to achieve the degree of market acceptance by • The market for the mobile retail store is still in relatively early stages of growth, and if this market does not continue to grow, partners and consumers necessary for commercial success and meeting our financial forecast. grow slower than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations • Our ability to scale and meet the expectations of our partners may be adversely impacted due to factors beyond our control, which could have could be adversely affected. an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability. • We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships • Two partners account for a significant portion of our revenue, and loss of or reduction in business from, or consolidation of, these or any other major may not provide the anticipated benefits. partners could have a material adverse effect on our business, financial condition, financial performance and prospects. • We are committed to expanding our services offering and enhancing the mobile retail experience, which will require significant operating • Our SaaS platform relies on specific third-party logistics and mapping software and any inability to license or use such software from third parties could expenditures, may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could render our platform inoperable. result in our stock price being adversely affected. • Our partners do not currently depend on a local, in-home sales team, and the development of their own sales team, rather than their reliance on Enjoy, could • Risks associated with our current and future partners for whom we provide services and deliver product could adversely affect our financial negatively affect our business. performance as well as our reputation and strategic partnerships. • Our policies, procedures and programs to safeguard the health, safety and security of our team members, customers and others may not be adequate. Any • We may be unable to source new partners or strengthen our relationships with current partners. actual or alleged improper conduct by our team members, including as a result of motor vehicle accidents or the improper conduct • We rely on third-party background check providers to screen potential employees, including members of our Mobile Retail sales team (“Experts”), of Experts that have in the past resulted in inquiries, legal proceedings and/or damages, may in the future expose us to legal risk and damage our and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, reputation. and results of operations could be adversely affected. • We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we • Enjoy identified material weaknesses in its internal control over financial reporting. If Enjoy is unable to remediate these material weaknesses, cannot be certain that additional financing will be available, which could limit our ability to grow and jeopardize our ability to continue our business or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may not operations. be able to accurately or timely report its financial condition or results of operations, which may adversely affect Enjoy’s business and stock price. • We distribute products from a limited number of suppliers. We may experience unexpected supply shortages and may have difficulty obtaining the products • If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports. that we need from suppliers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities enough to meet our customer demand. Our inability to obtain products from suppliers in sufficient quantities, • Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could inhibit our growth. or at all, could adversely affect our product offerings and our business and impact our financial forecasts and guidance. • Our recent growth rates may not be sustainable or indicative of our future growth. • Our financial performance can be affected by the mix of products we sell during a given period. There can be no guarantees that we will be able to successfully alter or expand our product mix to include higher gross margin products. Our financial forecasts and guidance after the proposed business • We may not succeed in promoting and sustaining our brand or strategic partnerships, which could subject us to litigation and have an adverse combination are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of effect on our reputation and harm our business. operations and financial condition could be adversely affected. • We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability • Our brand, reputation and business may be harmed if our Experts are too aggressive in their sales tactics and communications in the future. with customers. Such tactics could also expose us to legal risk. • We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience. • Our consolidated financial statements at December 31, 2020 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. The Company’s business will require significant amounts of capital to sustain operations and the Company will need to make the investments it needs to execute its long-term business plans. Any such financing may not be available to the Company on favorable terms, if at all. 3Certain Risks Related to Enjoy Technology Inc. • Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand. All references to the “Company,” “Enjoy,” “we,” “us” or “our” in this presentation refer to the business of Enjoy Technology Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below has been • Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. and results of operations. You should carefully consider these risks and uncertainties and carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. The list below is qualified in its entirety • Our platform utilizes open source software, and any failure to comply with the terms of these open source licenses could negatively by disclosures contained in future filings by the Company, or by third parties (including MRAC.) with respect to the Company, with the United States affect our business. Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. • Defects, errors, or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers, including our logistics systems and procedures, could harm our reputation and strategic partnerships and adversely impact our business, financial condition, and • The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations results of operations. in numerous ways that remain volatile and unpredictable. • We may be subject to general litigation, regulatory disputes and government inquiries. • We have a limited operating history with a new model and strategy for delivering product and services in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. • Our use and processing of personal information and other data is subject to laws and obligations relating to privacy, data security and data protection, and the actual or perceived failure by us or our vendors to comply with such laws and obligations could harm our business. • We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. • We may be subject to cybersecurity attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition and results of operations. • We rely on consumer discretionary spending, which is adversely affected by economic downturns, including economic recession or depression, and other macroeconomic conditions or trends. • Our ability to use our net operating loss carryforwards and certain other tax attributes to offset taxable income or reduce our taxes may be limited. • We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, compensate appropriately, train, and motivate our employees, or if our employees do not perform as we anticipate, particularly • Enjoy may be subject to securities litigation, which is expensive and could divert management attention. in our productivity models, we may not be able to grow effectively and our business, financial condition, and results of operations • Future resales of common stock after the consummation of the proposed business combination may cause the market price of Enjoy’s securities could be adversely affected. to drop significantly, even if Enjoy’s business is doing well. • The loss of key senior management personnel could harm our business and future prospects. • Enjoy’s business and service model are new and untested, without a proven precedent, and we may fail to achieve the degree of market acceptance by • The market for the mobile retail store is still in relatively early stages of growth, and if this market does not continue to grow, partners and consumers necessary for commercial success and meeting our financial forecast. grow slower than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations • Our ability to scale and meet the expectations of our partners may be adversely impacted due to factors beyond our control, which could have could be adversely affected. an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability. • We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships • Two partners account for a significant portion of our revenue, and loss of or reduction in business from, or consolidation of, these or any other major may not provide the anticipated benefits. partners could have a material adverse effect on our business, financial condition, financial performance and prospects. • We are committed to expanding our services offering and enhancing the mobile retail experience, which will require significant operating • Our SaaS platform relies on specific third-party logistics and mapping software and any inability to license or use such software from third parties could expenditures, may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could render our platform inoperable. result in our stock price being adversely affected. • Our partners do not currently depend on a local, in-home sales team, and the development of their own sales team, rather than their reliance on Enjoy, could • Risks associated with our current and future partners for whom we provide services and deliver product could adversely affect our financial negatively affect our business. performance as well as our reputation and strategic partnerships. • Our policies, procedures and programs to safeguard the health, safety and security of our team members, customers and others may not be adequate. Any • We may be unable to source new partners or strengthen our relationships with current partners. actual or alleged improper conduct by our team members, including as a result of motor vehicle accidents or the improper conduct • We rely on third-party background check providers to screen potential employees, including members of our Mobile Retail sales team (“Experts”), of Experts that have in the past resulted in inquiries, legal proceedings and/or damages, may in the future expose us to legal risk and damage our and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, reputation. and results of operations could be adversely affected. • We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we • Enjoy identified material weaknesses in its internal control over financial reporting. If Enjoy is unable to remediate these material weaknesses, cannot be certain that additional financing will be available, which could limit our ability to grow and jeopardize our ability to continue our business or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may not operations. be able to accurately or timely report its financial condition or results of operations, which may adversely affect Enjoy’s business and stock price. • We distribute products from a limited number of suppliers. We may experience unexpected supply shortages and may have difficulty obtaining the products • If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports. that we need from suppliers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities enough to meet our customer demand. Our inability to obtain products from suppliers in sufficient quantities, • Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could inhibit our growth. or at all, could adversely affect our product offerings and our business and impact our financial forecasts and guidance. • Our recent growth rates may not be sustainable or indicative of our future growth. • Our financial performance can be affected by the mix of products we sell during a given period. There can be no guarantees that we will be able to successfully alter or expand our product mix to include higher gross margin products. Our financial forecasts and guidance after the proposed business • We may not succeed in promoting and sustaining our brand or strategic partnerships, which could subject us to litigation and have an adverse combination are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of effect on our reputation and harm our business. operations and financial condition could be adversely affected. • We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability • Our brand, reputation and business may be harmed if our Experts are too aggressive in their sales tactics and communications in the future. with customers. Such tactics could also expose us to legal risk. • We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience. • Our consolidated financial statements at December 31, 2020 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. The Company’s business will require significant amounts of capital to sustain operations and the Company will need to make the investments it needs to execute its long-term business plans. Any such financing may not be available to the Company on favorable terms, if at all. 3

Enjoy Technology | Marquee Raine Acquisition Corp. Analyst Presentation June 2021 4Enjoy Technology | Marquee Raine Acquisition Corp. Analyst Presentation June 2021 4

Presentation agenda 1 Transaction Summary Ron Johnson 2 Introduction to Enjoy Ron Johnson 3 Our Partners and Customers Melissa Bates 4 Our Employees and Operations Anil Gandham 5 Our Platform and Technology Kunal Malik 6 Growth Strategy Ron Johnson 7 Financials Fareed Khan 8 Conclusion Ron Johnson 5Presentation agenda 1 Transaction Summary Ron Johnson 2 Introduction to Enjoy Ron Johnson 3 Our Partners and Customers Melissa Bates 4 Our Employees and Operations Anil Gandham 5 Our Platform and Technology Kunal Malik 6 Growth Strategy Ron Johnson 7 Financials Fareed Khan 8 Conclusion Ron Johnson 5

Transaction Summary 6Transaction Summary 6

Differentiated business model underpins a potentially superior growth profile with an identified path to profitability Explosive Significant Compelling 1 1 1 growth scale margin profile 84% $1bn+ 30% Revenue 2025E 2025E CAGR ’18A – ’25E Revenue Adj. EBITDA Margin Almost zero customer acquisition cost Asset-light model Massive infrastructure leverage (1) Based on management expectations and projections. 7 7Differentiated business model underpins a potentially superior growth profile with an identified path to profitability Explosive Significant Compelling 1 1 1 growth scale margin profile 84% $1bn+ 30% Revenue 2025E 2025E CAGR ’18A – ’25E Revenue Adj. EBITDA Margin Almost zero customer acquisition cost Asset-light model Massive infrastructure leverage (1) Based on management expectations and projections. 7 7

Transaction summary

Key transaction highlights

Headline Valuation

$1.18bn
Pro Forma Enterprise Value[2]

4.8x / 13.2x
22E Revenue[5] / Gross Profit Multiple

$1.65bn
Pro Forma Equity Value

$1.1bn
Value to Enjoy Shareholders[1]

67%
Enjoy Shareholder Ownership[1]

Financing Details

$374m
SPAC cash held in trust

$80m
PIPE size

Illustrative sources & uses ($m)

Sources	
Cash from trust	$374
Cash from PIPE	$80
Seller rollover equity[1]	$1,104
Seller rollover cash[2]	$119
Total	$1,677

Uses	
Seller rollover equity[1]	$1,104
Cash to balance sheet	$476
Existing debt paydown[2]	$47
Transaction expenses[3]	$50
Total	$1,677

Illustrative pro forma ownership at close[6]



PIPE investors
5%
MRAC sponsor
shares[4]
6%
MRAC public shares
23%
Sellers' rollover
equity[1]
67%

Source: Company filings
Note Assumes no redemptions from SPAC public stockholders and that new shares are issued at a price of $10.00.
(1) Equity to be issued in the form of shares, rollover equity awards, restricted stock awards and outstanding warrants being assumed
(2) Expected as at 6/30/21
(3) Inclusive of deferred underwriting commission to SPAC underwriters and legal, PIPE, advisory and other fees.
(4) Includes shares subject to forfeiture in the event the applicable milestone is not achieved on or prior to the fifth anniversary of the closing.
(5) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(6) Figures do not add to 100% due to rounding

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8

Introduction to Enjoy 9Introduction to Enjoy 9

[ Video ] 10 10[ Video ] 10 10

Enjoy started with a simple question: “What if the best of the store could come to you?” 11 11Enjoy started with a simple question: “What if the best of the store could come to you?” 11 11

So we invented the Mobile Store – a new channel that combines the convenience of online with the best of a retail experience 12 12So we invented the Mobile Store – a new channel that combines the convenience of online with the best of a retail experience 12 12

We saw the potential to unlock a large, untapped opportunity

To the door

Digital channels have made it easier to shop without having to leave the home, but the experience stops short at the door

DOORDASH
Speed

instacart
Convenience

amazon
E-commerce

~$4.5tn Global TAM

Through the door

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Experience

We see a large opportunity to rethink the shopping journey and deliver a comprehensive experience right in the comfort of a home



Photography captured prior to COVID-19

~$1tn+ Global TAM

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Source: UBS report, March 2021, eMarketer

13

Once in the home, Enjoy provides the experience of a traditional retail store, but better Delivery Setup Activation Trade-in Shopping Demo Accessories Add-on Services Some photography captured prior to COVID-19 14Once in the home, Enjoy provides the experience of a traditional retail store, but better Delivery Setup Activation Trade-in Shopping Demo Accessories Add-on Services Some photography captured prior to COVID-19 14

The key to our world-class customer service is our incredible field team Full time Passion Experience Connected employees for tech obsessed culture Our employees have a passion for Kindness and the ability to make a Enjoy Experts are all employees with With our tools, field teams are technology and helping customers deep connection with our customers generous benefits. Happy employees better connected in a remote world get the most out of it is paramount mean happy customers than is possible in a physical store 15 15The key to our world-class customer service is our incredible field team Full time Passion Experience Connected employees for tech obsessed culture Our employees have a passion for Kindness and the ability to make a Enjoy Experts are all employees with With our tools, field teams are technology and helping customers deep connection with our customers generous benefits. Happy employees better connected in a remote world get the most out of it is paramount mean happy customers than is possible in a physical store 15 15

Who is the Enjoy experience for? Well, almost everyone

Millennials and Gen Z



Demand convenience, appreciate the help

Customers who are used to getting everything delivered to their doorstep, from dinner to toothpaste

Busy parents



Busy schedules, screaming kids

Customers handling the needs of their household or working from home with a busy schedule

Work from home



Home is everything, can shop 7 days a week

Customers whose entire life revolves around the home. From work to working out, they don't have time to go to the store.

Demanding pros



Can't be bothered, setup while I work

Customers who don't have time to deal with the "little things" and expect things to just work from the get go

The not-so tech savvy



Value the help, love the handholding

Customers who require dedicated attention to get their products and services working

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1 We are making customers happy at industry-leading levels 1 Enjoy’s lifetime Net Promoter Score (NPS ) …and improves as we sell more far surpasses other industry groups… through the door To the Through the door door ~3x 88 93 92 91 89 87 75 64 59 56 45 45 44 43 35 29 2 Enjoy Healthcare Education Technology Logistics Multi-Channel Consumer Travel, Finanical Telecom Drop Off 0 1 2 3 4+ Retail Brands Hospitality Services Number of solutions added Source: Industry benchmark CustomerGuage (1) Happiness measured through Lifetime NPS for surveyed Enjoy customers 17 17 (2) Data derived from n = 303,752 Enjoy surveyed customers from May 1 2015 – May 1 20211 We are making customers happy at industry-leading levels 1 Enjoy’s lifetime Net Promoter Score (NPS ) …and improves as we sell more far surpasses other industry groups… through the door To the Through the door door ~3x 88 93 92 91 89 87 75 64 59 56 45 45 44 43 35 29 2 Enjoy Healthcare Education Technology Logistics Multi-Channel Consumer Travel, Finanical Telecom Drop Off 0 1 2 3 4+ Retail Brands Hospitality Services Number of solutions added Source: Industry benchmark CustomerGuage (1) Happiness measured through Lifetime NPS for surveyed Enjoy customers 17 17 (2) Data derived from n = 303,752 Enjoy surveyed customers from May 1 2015 – May 1 2021

We serve some of the world's largest companies

AT&T	BT / EE	ROGERS	Apple
#1	**#1**	**#1**	**#1**
U.S. Market Share (Revenue)	**U.K. Market Share** (Total subscribers)	**Canada Market Share** (Wireless)	**U.S. Market Share** (Mobile devices)
180m+ Subscribers	**30m+** Subscribers	**10m+** Subscribers	**1.5bn+** Active Devices

Sources:
AT&T Figures: Factset Estimates, Company Annual Report 2019
BT-EE Figures: Company Website, Telegeography GlobalComms Database
Rogers Figures: Wall Street Research (Desjardins, July 23, 2020), Company quarterly financial statements Apple Figures: Counterpoint Technology Market Research, Q1 2020 Earnings Release Transcript

ENJOY 18

We offer hardware and subscription services with every Partner

AT&T | BT EE | ROGERS

Products



Subscriptions / Services

AT&T:
- AT&T fiber
- AT&T tv
- UNLIMITED YOUR WAY
- Device Protection

BT / EE:
- Full Cover
- BT Fibre
- Complete Wi-Fi
- Broadband
- Sport

ROGERS:
- ROGERS Infinite.
- Device Protection

Apple:
- AppleCare+
- AppleTV+
- Apple Fitness+
- Apple News+
- One
- iCloud
- Apple Music
- Apple Arcade

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19

Our monetization strategy provides win-win-win dynamics

We turn a cost center into a profit center for our Partners

Purchase


Checkout

Enjoy does not recognize any revenue from the product sold by the Partner

Delivery & setup



Enjoy earns a fee for the delivery & setup of the product & overall customer experience[1]

Hardware & accessories



Enjoy earns revenue for incremental hardware & accessories sold in visit[1]

Subscriptions & services



Enjoy earns revenue for incremental subscriptions & services sold in visit[1]

	Purchase	Delivery & setup	Hardware & accessories	Subscriptions & services
Enjoy		$	$	$
Partner	$	-	$	$

Partner keeps entire gross margin of initial product sold

Partner delivery and setup fee is offset by eliminating shipping cost, and saving money on reduced fraud, and lower returns and call center costs

Partner shares a portion of gross margin on sales by Enjoy in visit

Partner shares a portion of gross margin on sales by Enjoy in visit

ENJOY

Source: Company Management
(1) Varies by Partner

20

Enjoy has almost zero customer acquisition cost

Our Partners drive customers to Enjoy via deep integrations in their channels

Online


Fast, free hand-delivery with Enjoy

Enjoy is the default delivery option in the shopping cart with our North American communication Partners

Call Centers



Partner call center employees are trained and encouraged to select Enjoy for every customer

Stores



Company-owned and Authorized Retailers can place an Enjoy order for customers if they are out of stock or don't have capacity

21

Asset-light approach sets the stage for rapid scalability Enjoy Houses Vehicles Inventory Leased warehouses provide a meeting Our vehicle fleet is fully leased, flexing 100% consigned inventory minimizes space for our teams, and securely house to demand and reducing capital outlay working capital requirements consigned inventory and vehicles 22 22Asset-light approach sets the stage for rapid scalability Enjoy Houses Vehicles Inventory Leased warehouses provide a meeting Our vehicle fleet is fully leased, flexing 100% consigned inventory minimizes space for our teams, and securely house to demand and reducing capital outlay working capital requirements consigned inventory and vehicles 22 22

We expand our Partners’ reach within our current markets, with the goal of unlocking new revenue streams 50%+ Population coverage 200m+ Addressable customers U.K. U.S. and Canada Source: Company management Time period: 2H 2020 23 23We expand our Partners’ reach within our current markets, with the goal of unlocking new revenue streams 50%+ Population coverage 200m+ Addressable customers U.K. U.S. and Canada Source: Company management Time period: 2H 2020 23 23

How does it work?
Imagine the store comes to you as soon as today

1

Order placed

Default Integration in Partner Checkout


Checkout

At the time of purchase, customers select a 2-hour window for their free at home experience, as soon as today

2

Status updates


Your Expert Drew will be delivering your order today
For safety, they'll be practicing social distancing and providing contactless help with setup.
They'll contact you soon to coordinate.

Enjoy's proprietary technology assigns Experts and suggests inventory in real- time. Experts initiate communications with customers via text and phone calls

3

At-home experience



Photography captured prior to COVID-19

The Enjoy Expert gets customers up and running on their new devices. They create a personalized experience with additional subscription services and hardware for immediate purchase

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24

The simplicity of the experience is driven by a highly sophisticated, proprietary set of technology APIs, Apps, and Systems

1 — Partner Integration


Get your device as soon as today!

2 — Scheduling and routing


Vancouver

3 — Inventory and logistics


Mobile Pick

4 — Modern retail tools



Foundation of Applications, Systems, and Data Science

Live
Applications
- Live Integration
- Live Inventory
- Live Performance
- Live Schedule
- Live Catalog
- Live Expert

Smart
Systems
- Smart Staffing
- Smart Capacity
- Smart Routing
- Smart Packing
- Smart Infrastructure

Data
- Self Service
- Performance Management

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25

We are in the early stages of adoption

E-commerce

Retail E-commerce as a % of Total US Retail Commerce[1,2]



4%
11%
27%
2009
2019
2020E

Online Food Delivery

Online Food Delivery as a % of Total US Restaurant Sales[2,3]



2%
4%
10%
2018
2019
Q3 '20

Enjoy Mobile Stores

Mobile Stores as a % of Total Retail Sales[2,4]



<1%
2020

(1) E-commerce penetration based on US Census Bureau Quarterly US Retail Sales data last revised on 18-Aug-2020.
(2) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(3) Online Food Delivery penetration based on US Online Food Delivery GOV estimated by dividing monthly US Marketplace GOV by monthly US category share from Edison Trends from Jan-2018 to Sep-2020, expressed as a percentage of 2018, 2019 and YTD Q3'20 Total US Restaurant Sales based on Euromonitor International Limited.
(4) Mobile Store penetration based on management projections.

26

Growth vectors summary Drive greater Increase volume Leverage Add new business Expand Enter new Category revenue per with existing cross-partner Partnerships globally and adjacent leadership Mobile Store Partners opportunities categories 27 27Growth vectors summary Drive greater Increase volume Leverage Add new business Expand Enter new Category revenue per with existing cross-partner Partnerships globally and adjacent leadership Mobile Store Partners opportunities categories 27 27

Enjoy is focused on building the future with the right team

Founder-Led, Multi-Disciplinary Management Team



Ron Johnson
Founder, CEO



Fareed Khan
Chief Financial Officer
Kellogg's



Jonathan Mariner
Chief Administrative & People Officer



Tiffany Meriweather
Chief Legal Officer
CBS Clear Channel Outdoor



Kunal Malik
Chief Technology Officer
facebook



Tom Suiter
Co-Founder
PIXAR



Melissa Bates
Chief Strategy Officer
McKinsey & Company



Anil Gandham
Chief Revenue Officer
PayPal



Ettienne Brandt
Chief Commercial Officer
BT EE



Samantha Villanueva-Meyer
Chief Compliance Officer
RICE



Nick Hale
MD Europe
BT EE

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28

Today’s presenters Ron Johnson Fareed Khan Melissa Bates Kunal Malik Anil Gandham Founder, CEO Chief Financial Officer Chief Strategy Officer Chief Technology Officer Chief Revenue Officer 29 29Today’s presenters Ron Johnson Fareed Khan Melissa Bates Kunal Malik Anil Gandham Founder, CEO Chief Financial Officer Chief Strategy Officer Chief Technology Officer Chief Revenue Officer 29 29

Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with some of the largest telecommunications and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Expected highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees 10 30Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with some of the largest telecommunications and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Expected highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees 10 30

Our Partners and Customers 31Our Partners and Customers 31

Why Partners want to work with us

We believe Enjoy is a profitable and high quality way for Partners to sell to their customers

Increasing importance to Partners ↑

Partner value proposition		Commentary
1 **Increases revenues**	• Transforms delivery into **high-quality, personalized sales opportunities, which drive incremental sales** for add-on products, subscription and services • Creates **opportunity to reach more customers** through cross-partner selling opportunity • Provides ability to nimbly **increase velocity and sell to more customers**	*"The program has higher attach rates than our in-store sales and ~5x the attach rate of digital sales."* Director of Retail Sales, Carrier #1
2 **Improves the customer experience** ★★★★★	• Provides an **innovative, personalized experience** getting customers up and running with their new product and solving their needs on-the-spot • **Saves customers a trip to the store** as products can be purchased on site • **Lifetime NPS of 88 increases as more solutions are sold** to customers in visit	*"The #1 benefit is customer loyalty because of how this service compares to an 800-number. People are 'wowed'."* Corporate Sales Executive, Carrier #1
3 **Reduces operating costs**	• **Reduces call center costs and decreases product returns** as Experts provide in-person support • **Reduces fraud** due to supplemental fraud and safety checks and verification of customers in-visit • **Expands Partners' reach** without the need to open additional retail stores	"Online sales drive up operational costs through higher return rates and by burdening call centers with questions." VP of Consumer, Carrier #2

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Source: Market participant interviews

32

1 Enjoy increases revenues for our Partners in various ways Selling more to customers Increased velocity in serving more customers Increasing Increasing In-visit sales Reach more customers visits per day stores Hardware & accessories Provide cross-partner selling Increased demand and visits opportunities for non-competitive drives an increase in the number 1 products, services and subscriptions of Mobile Stores needed Maximize usage of available time in each Expert’s day 3,219 7x Subscriptions & services Subscriptions & services Improve technology to better optimize routes Device protection 464 Premium products Coach Experts on improving And more… efficiency throughout their days 1 2020A 2025E Source: Market participant interviews (1) Projections based on management estimates 331 Enjoy increases revenues for our Partners in various ways Selling more to customers Increased velocity in serving more customers Increasing Increasing In-visit sales Reach more customers visits per day stores Hardware & accessories Provide cross-partner selling Increased demand and visits opportunities for non-competitive drives an increase in the number 1 products, services and subscriptions of Mobile Stores needed Maximize usage of available time in each Expert’s day 3,219 7x Subscriptions & services Subscriptions & services Improve technology to better optimize routes Device protection 464 Premium products Coach Experts on improving And more… efficiency throughout their days 1 2020A 2025E Source: Market participant interviews (1) Projections based on management estimates 33

1 Enjoy offers increases in revenue to its Partners Enjoy offers Partners the chance to capture incremental revenue by providing a store experience for an online purchase High attach rates High attach rates Low attach rates Revenue potential comparison Carrier Store Online Enjoy Incremental revenue opportunity from… Hardware & accessories $$ $ $$ Subscriptions & services $$$ $ $$$ Device protection $$$$ $$ $$$$ Source: Third party research report, Third party market participant interviews (N=38) 341 Enjoy offers increases in revenue to its Partners Enjoy offers Partners the chance to capture incremental revenue by providing a store experience for an online purchase High attach rates High attach rates Low attach rates Revenue potential comparison Carrier Store Online Enjoy Incremental revenue opportunity from… Hardware & accessories $$ $ $$ Subscriptions & services $$$ $ $$$ Device protection $$$$ $$ $$$$ Source: Third party research report, Third party market participant interviews (N=38) 34

2 Enjoy improves the customer experience significantly Enjoy’s lifetime Net Promotor Score (NPS) …and improves as we sell more far surpasses other industry groups… through the door To the Through the door door ~3x 88 93 92 91 89 87 75 64 59 56 45 45 44 43 35 29 2 Enjoy Healthcare Education Technology Logistics Multi-Channel Consumer Travel, Finanical Telecom Drop Off 0 1 2 3 4+ Retail Brands Hospitality Services Number of solutions added Source: Industry benchmark CustomerGuage (1) Happiness measured through Lifetime NPS for surveyed Enjoy customers 35 (2) Data derived from n=303,752 Enjoy surveyed customers from May 1 2015 – May 1 20212 Enjoy improves the customer experience significantly Enjoy’s lifetime Net Promotor Score (NPS) …and improves as we sell more far surpasses other industry groups… through the door To the Through the door door ~3x 88 93 92 91 89 87 75 64 59 56 45 45 44 43 35 29 2 Enjoy Healthcare Education Technology Logistics Multi-Channel Consumer Travel, Finanical Telecom Drop Off 0 1 2 3 4+ Retail Brands Hospitality Services Number of solutions added Source: Industry benchmark CustomerGuage (1) Happiness measured through Lifetime NPS for surveyed Enjoy customers 35 (2) Data derived from n=303,752 Enjoy surveyed customers from May 1 2015 – May 1 2021

2 Enjoy delivers a superior customer experience 1 Carriers indicate that Enjoy improves the customer experience and gives them a way to enhance service through online channels Carriers note that Enjoy's service increases NPS… …and should reduce churn through a better experience “Customers love it, and the satisfaction rates are about 13% “This service is night and day in terms of customer service compared higher in- home than in-store…” to the traditional online experience. The stickiness should shoot through the roof with such a tailored and personalized service.” Director of Retail Sales, Carrier #1 Director of Channel Sales, Carrier #2 “This is a game changer and is a step up from the traditional retail experience. They help customers with set-up which is “From the carrier’s perspective, in addition to improving customer constantly an issue. The onboarding provides an opportunity experience, it leads to lower churn and higher retention.” for a rebirth of the relationship with the customer.” Wholesale Account Manager, Carrier #3 Director, Global Partnerships, Carrier #4 “Some trends in the market including SIM-only plans present a “The NPS is higher than in-store sales interactions, and huge risk of customer churn. Networks are trying to improve significantly higher than online sales transactions. Its free to customer service and focus more on the customer, and something the customer and has the speed to delivery component where like this helps with that.” you could have it delivered and not have to wait for a courier.” Chief Commercial Officer, Carrier #7 Head of Digital Sales, Carrier #5 Source: Market participant interviews (1) ‘Carriers’ refer to telecommunication carrier companies 362 Enjoy delivers a superior customer experience 1 Carriers indicate that Enjoy improves the customer experience and gives them a way to enhance service through online channels Carriers note that Enjoy's service increases NPS… …and should reduce churn through a better experience “Customers love it, and the satisfaction rates are about 13% “This service is night and day in terms of customer service compared higher in- home than in-store…” to the traditional online experience. The stickiness should shoot through the roof with such a tailored and personalized service.” Director of Retail Sales, Carrier #1 Director of Channel Sales, Carrier #2 “This is a game changer and is a step up from the traditional retail experience. They help customers with set-up which is “From the carrier’s perspective, in addition to improving customer constantly an issue. The onboarding provides an opportunity experience, it leads to lower churn and higher retention.” for a rebirth of the relationship with the customer.” Wholesale Account Manager, Carrier #3 Director, Global Partnerships, Carrier #4 “Some trends in the market including SIM-only plans present a “The NPS is higher than in-store sales interactions, and huge risk of customer churn. Networks are trying to improve significantly higher than online sales transactions. Its free to customer service and focus more on the customer, and something the customer and has the speed to delivery component where like this helps with that.” you could have it delivered and not have to wait for a courier.” Chief Commercial Officer, Carrier #7 Head of Digital Sales, Carrier #5 Source: Market participant interviews (1) ‘Carriers’ refer to telecommunication carrier companies 36

3

We believe partnering with Enjoy reduces Partners' operating costs

Enjoy reduces Partners' operating costs...

Reduces call center calls and cost as customers do not need to call to get support to set up their devices

Decreases product returns as customers understand how to maximize product utility and functionality

Reduces fraud with additional safety checks and verifications

...and expands Partners' reach without the need to open additional retail stores

Forecasted ecommerce shopping as a percent of total consumer electronics sales[1]


46%
55%
2019A
2025E

AT&T Closing Hundreds More Stores[2]
June 2021

"AT&T plans to shrink its footprint of company-owned stores as it relies more heavily on digital channels to boost sales."

"As sales move online, we don't want to have thousands of expensive storefront locations if we don't need to."

Corporate Sales Executive, Carrier #3

ENJOY

Source: Third Party Market Report; Third Party Market participant interviews (n = 38);Lit search
(1) Passport data May 2021
(2) Wall Street Journal, June 7 2021 - *"CFOs Plan to Reopen Offices But May Keep Some Pandemic Changes"*

37

We are deeply embedded with our Partners based on trust Deep technical Our Consigned Customer Last mile integrations Experts inventory data customer experience Enjoy has garnered significant trust with some of the world’s largest companies since 2015 38We are deeply embedded with our Partners based on trust Deep technical Our Consigned Customer Last mile integrations Experts inventory data customer experience Enjoy has garnered significant trust with some of the world’s largest companies since 2015 38

What this means for Enjoy Significant growth opportunity with current Partners Sticky Partnerships <1% Incremental revenue for Partners Penetration of current 2 Partners TAM Brand halo from great customer experience TAM with Current Partners Differentiated offering for customers Total Addressable Market Deep integrations with Partner operations and technical stacks Future Carrier and Consumer Current Partners Electronics Partners 1 1 Multi-year contracts with most Partners $48bn $217bn Partners benefit from cost efficiencies and additional revenue with Significant room to grow with Partners Enjoy that we believe are very hard to replicate (1) Gartner, Passport, Company Management, Wall Street Research (2) Cumulative addressable market for current Partners includes current and new regions. Cumulative addressable market for future Partners includes Current Partners, Developed World Telcos and Global Consumer Electronics 39What this means for Enjoy Significant growth opportunity with current Partners Sticky Partnerships <1% Incremental revenue for Partners Penetration of current 2 Partners TAM Brand halo from great customer experience TAM with Current Partners Differentiated offering for customers Total Addressable Market Deep integrations with Partner operations and technical stacks Future Carrier and Consumer Current Partners Electronics Partners 1 1 Multi-year contracts with most Partners $48bn $217bn Partners benefit from cost efficiencies and additional revenue with Significant room to grow with Partners Enjoy that we believe are very hard to replicate (1) Gartner, Passport, Company Management, Wall Street Research (2) Cumulative addressable market for current Partners includes current and new regions. Cumulative addressable market for future Partners includes Current Partners, Developed World Telcos and Global Consumer Electronics 39

Our customers are purchasers of… Phones Tablets Watches Our Partners’ customers are our customers TV products Laptops / computers 40Our customers are purchasers of… Phones Tablets Watches Our Partners’ customers are our customers TV products Laptops / computers 40

The Enjoy experience is for almost everyone

We provide a world-class experience to customers of all types – at no cost to them

Our typical customer is young, earns a high income, and values efficiency and convenience. We believe this positions us well to continue growing relative to traditional retail and online delivery.

Age


Other
19%
18-54
81%

Average Age: **43**

Income


<$75k
35%
>$75k
65%

Average Income: **$108k**

Tech Preferences


Non-Tech Savvy
7%
Tech-
Savvy
93%

Tech-Forward

Millennials and Gen Z



Busy Parents



Working from Home



Demanding Pros



The not-so Tech Savvy



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Source: Third Party Cell Phone Purchase Consumer Survey, February-March 2021 (n = 3,046)

41

Enjoy provides an experience that is the best of both worlds

Enjoy provides customers with a "best of both worlds experience"

Enjoy is as convenient and time-saving as drop-off delivery	...and as easy as in-store



Customer rating
(1 = Poor, 5 = Excellent)
In-store
Drop-off delivery
Enjoy
4.5
4.0
3.5
Most convenient
Saved me time
Easiest process for setting up a new cell phone

Enjoy receives top scores on the top 3 purchase considerations

Top 3 considerations of customers	Most convenient	Saves time	Easiest process



Where customers decide to buy
In-Store[1]
The most popular way to purchase today – it is **the most helpful process**, but it is **the least convenient**
66%
Drop-off Delivery
Growing fast due to convenience but it is by far the **hardest process for setup**
32%
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<2%
Enjoy receives top scores across all three of the top categories...**extremely convenient and the easiest process**

Source: Third Party Cell Phone Purchase Consumer Survey, February-March 2021 (n = 3,046)
(1) Inclusive of in-store pickups

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We provide a holistic solution for customers Delivery Setup Activation Trade-in Shopping Demo Accessories Add-on Services Some photography captured prior to COVID-19 43We provide a holistic solution for customers Delivery Setup Activation Trade-in Shopping Demo Accessories Add-on Services Some photography captured prior to COVID-19 43

Customers love Enjoy

Enjoy delivers best-in-class customer service & experience

Unrivaled convenience for customers
who want the in-store experience without leaving their homes

Trusted Expert network,
amplified by patience and competency

Technical Expertise
ensures devices are setup with ease, and all customer questions are answered

Customers value the security
of getting their devices delivered by hand

Maximum convenience and minimized friction underscore Enjoy's unparalleled customer experience

With a desire to use Enjoy again

ENJOY



Enjoy's lifetime NPS far surpasses other industry groups, exhibiting a 3x premium to Carriers

In their own words, customers love Enjoy

"Why would I ever go to a carrier store again? ***Enjoy has all the benefits of in-store shopping with none of the negatives****"*

Enjoy user

"I was ***blown away by how quickly my phone was delivered and setup*** *after ordering"*

Enjoy user

"Getting a phone ***shipped to me without any hand-off and setup isn't for me – using Enjoy was pretty seamless****"*

Enjoy user

"The tech was on time, had a mask/gloves and sanitized his work board. ***He didn't leave until I knew all I needed to know****."*

Enjoy user

Enjoy customers express overwhelmingly positive experiences, reinforcing our customer value proposition

ENJOY

Source: Third Party Cell Phone Purchase Consumer Survey, February-March 2021 (n = 3,046); Market participant interviews (n = 38)

44

We create significant value for customers

Value proposition to customers



We provide a unique and convenient experience for customers at no cost

Improves customer experience



NPS Based on Number of Solutions[1]
To the door
Through the door
43
87
89
91
92
93
Drop off
0
1
2
3
4+
Number of solutions added

The more products we sell, the higher the NPS we deliver

Additional products and services



We offer customers immediate access to additional products and services that they need

(1) Data derived from n = 303,752 Enjoy surveyed customers from May 1 2015 – May 1 2021

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45

Our Employees and Operations 46Our Employees and Operations 46

We work and live by our values Kindness Growth Mindset Winning Together Experience Obsessed Justice Since our founding, we have committed to creating great jobs for the mobile retail world and providing exceptional personalized visits to customers. 47We work and live by our values Kindness Growth Mindset Winning Together Experience Obsessed Justice Since our founding, we have committed to creating great jobs for the mobile retail world and providing exceptional personalized visits to customers. 47

Enjoy’s values video 48Enjoy’s values video 48

Enjoy Experts are the face of Enjoy Diverse Problem Passion Experience backgrounds solvers for technology obsessed Extremely Overcome Ability to build Sales self-motivated objections relationships skills 49Enjoy Experts are the face of Enjoy Diverse Problem Passion Experience backgrounds solvers for technology obsessed Extremely Overcome Ability to build Sales self-motivated objections relationships skills 49

Enjoy provides a career path to all employees Enjoy’s highly connected team works daily to create world-class customer experiences Responsibilities Expert Captain Coach Manage multiple independent Offer personalized customer Drive overall financial markets experiences performance of the market Hire, train and motivate the Share best practices amongst teams Deliver experiences on-demand team of Experts to maximize performance with high NPS and deep engagement that results in solutions Collaborate with teams to Drive the roadmap for overall field address market-specific needs improvement Support ongoing learning and development of teams Global HQ Enabled through tech and data 50Enjoy provides a career path to all employees Enjoy’s highly connected team works daily to create world-class customer experiences Responsibilities Expert Captain Coach Manage multiple independent Offer personalized customer Drive overall financial markets experiences performance of the market Hire, train and motivate the Share best practices amongst teams Deliver experiences on-demand team of Experts to maximize performance with high NPS and deep engagement that results in solutions Collaborate with teams to Drive the roadmap for overall field address market-specific needs improvement Support ongoing learning and development of teams Global HQ Enabled through tech and data 50

Employee compensation Employee Model Full-Time with Stock & Benefits Fully loaded compensation Full-time with stock and benefits Four day, 40-hour work week Hourly Variable + + Benefits base pay Set their own schedule Operate in connected teams Significant development and careers paths 51Employee compensation Employee Model Full-Time with Stock & Benefits Fully loaded compensation Full-time with stock and benefits Four day, 40-hour work week Hourly Variable + + Benefits base pay Set their own schedule Operate in connected teams Significant development and careers paths 51

How we source our Enjoy Experts

1 Qualifications

>1 year of premium retail or hospitality experience

Ability to quickly synthesize information

Polished with dynamic and engaging personality

Previous sales leadership experience

Sales management, luxury retail or high-end food & beverage experience

2 Recruiting

Third party recruiters source candidates based on our specified qualifications

Eastridge WORKFORCE SOLUTIONS

Adecco

3 Selection

We hand select the very best people based on multiple interviews with our headquarters and field recruiting teams

1. **Recruiter Interview**
2. **Captain Interview**

4 Validation

Extensive background checks via third parties performed after selecting candidates





Gender[1]



Male (64%)
Female (36%)

Ethnicity[1]



Black or African American (31%)
White (26%)
Hispanic or Latino (24%)
Asian (6%)
Other (5%)
Undisclosed (9%)

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(1) Represents US Experts data as of April 2021

52

Onboarding Thorough onboarding process to prepare Experts Week 1 (5 days) Week 2 (5 days) Week 3 (5 days) Enjoy Immersion Partner Immersion Product Immersion Used both to demonstrate the role during onboarding as well as for ongoing development opportunities Customer It is the chance to shadow an Expert and receive on-the-job training immersion 53Onboarding Thorough onboarding process to prepare Experts Week 1 (5 days) Week 2 (5 days) Week 3 (5 days) Enjoy Immersion Partner Immersion Product Immersion Used both to demonstrate the role during onboarding as well as for ongoing development opportunities Customer It is the chance to shadow an Expert and receive on-the-job training immersion 53

Ongoing development

Performance management tools to monitor success



Daily huddles

An opportunity for team members to gather together, connect and hear from their Leader on Duty about market performance, company priorities and updates



Everyday coaching

Leaders on Duty provide daily customized 1x1 support and guidance with specific Experts and open Zoom rooms that Experts join for pre-visit guidance, in-visit bill reviews and post-visit feedback/celebrations



Shadowing

Used to demonstrate the role during onboarding and for ongoing development opportunities; a chance to shadow an Expert and receive on-the-job training



Mobile training

Includes apps specific to our Partners to learn more about their products, audio content to listen to while driving and learning modules developed with the phone screen in mind



Quarterly performance review

In-person meeting with Leader on Duty to connect, review performance, celebrate successes, address gaps and check-in on/create development plans

ENJOY

54

Enjoy House Enjoy Expert An illustrative day in the life of the Enjoy Expert & Mobile Store Texts Providing Status Updates Pre-Visit Phone Call to Customer Phone Call with Leader on Duty for Real-Time Coaching Check-In With & Celebrate Teammates Lunch break 55 55Enjoy House Enjoy Expert An illustrative day in the life of the Enjoy Expert & Mobile Store Texts Providing Status Updates Pre-Visit Phone Call to Customer Phone Call with Leader on Duty for Real-Time Coaching Check-In With & Celebrate Teammates Lunch break 55 55

Revenue opportunities A wide variety of products, services and subscriptions provides ample revenue opportunities Description Components of RPV Enjoy revenue potential Delivery $$ Enjoy earns a flat fee by delivering and setting up a product for the customer & setup $$ Enjoy earns a percentage of the hardware & accessories sold in visits Hardware & accessories Services & $$$$ Enjoy earns a fee for selling services in visits subscriptions Device Enjoy earns a fee for selling device protection services in visits $$$$ protection 56Revenue opportunities A wide variety of products, services and subscriptions provides ample revenue opportunities Description Components of RPV Enjoy revenue potential Delivery $$ Enjoy earns a flat fee by delivering and setting up a product for the customer & setup $$ Enjoy earns a percentage of the hardware & accessories sold in visits Hardware & accessories Services & $$$$ Enjoy earns a fee for selling services in visits subscriptions Device Enjoy earns a fee for selling device protection services in visits $$$$ protection 56

Enjoy's asset-light model provides significant market coverage

Enjoy Warehouse Coverage



Up to ~5k Square miles covered

Up to ~6.1m Population coverage

Enjoy Warehouse


Secured Inventory
Front of House
Back of House

Up to 50 Mobile Stores

Consigned inventory

Meeting space

Note: Map depicts coverage of Boston. Square mile and population coverage figures pertain to all geographies (not specific to Boston)

ENJOY
57

What is a Mobile Store? Expert Consigned Inventory Consigned inventory to One Expert required deliver an on-demand per Mobile Store experience Enjoy Vehicle Technology and Security Equipped with Each vehicle can hold lockboxes, cameras, up to 500 products auto-alerts and GPS 58What is a Mobile Store? Expert Consigned Inventory Consigned inventory to One Expert required deliver an on-demand per Mobile Store experience Enjoy Vehicle Technology and Security Equipped with Each vehicle can hold lockboxes, cameras, up to 500 products auto-alerts and GPS 58

Proven ability to scale quickly


Delivering Smiles.


FT. WORTH


Meet Joy.



Milestone	Time until launch[1]
Lease signed	11 weeks
Construction & system configurations	7 weeks
Hiring process commences	~6 weeks
Enjoy House build	~4 weeks
Field roles offers signed / inventory ordered	~4 weeks
New to Enjoy training starts	3 weeks
Workplace handover to operations	~1.5 weeks
Fulfillment Expert validation	1 weeks
Inventory/ISU received at EH	~1 weeks
Vehicles delivered to new Enjoy House location	~1 week
New to Enjoy training ends	~0.5 weeks
Operations & fleet readiness for planned Partner launches	T-4 days
Enjoy service launched on Partner site	T-1 days
Partner visits launched for 1 Partner	T-0 days

~2.5 months

ENJOY

(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

59

Our Platform and TechnologyOur Platform and Technology

[ Video ] 61[ Video ] 61

Our Platform and Technology 62Our Platform and Technology 62

Technology underpins everything we do Combine human and digital experiences to 1 revolutionize the consumer retail experience End-to-end integration capabilities with 2 customized software solutions for every partner Deep tech stack and fast channel integrations drive a 3 seamless customer experience from checkout to the home Foundational applications and infrastructure 4 contribute to an asset-light approach for scalability 63Technology underpins everything we do Combine human and digital experiences to 1 revolutionize the consumer retail experience End-to-end integration capabilities with 2 customized software solutions for every partner Deep tech stack and fast channel integrations drive a 3 seamless customer experience from checkout to the home Foundational applications and infrastructure 4 contribute to an asset-light approach for scalability 63

64 We are a data-driven company Data at the core of what we do, enabling agile and fast scaling of the business Capacity Live Inventory schedule Inventory Partner Forecast Expert Insight Customer Demand Customer Prediction Data Revenue Insight Partner 6464 We are a data-driven company Data at the core of what we do, enabling agile and fast scaling of the business Capacity Live Inventory schedule Inventory Partner Forecast Expert Insight Customer Demand Customer Prediction Data Revenue Insight Partner 64

65 Proprietary technology stack enables data-driven culture Our robust and comprehensive Data Management Warehouse is based on proprietary Enjoy technology and software and enables us to leverage detailed and unique data insights to inform the decisions we make at all levels of our business Our self service portal and other Enjoy tools Customer Partner Predictions insights insights Demand Recs forecast Proprietary Data Warehouse Customer Order Partner data data data Enjoy Proprietary Software 6565 Proprietary technology stack enables data-driven culture Our robust and comprehensive Data Management Warehouse is based on proprietary Enjoy technology and software and enables us to leverage detailed and unique data insights to inform the decisions we make at all levels of our business Our self service portal and other Enjoy tools Customer Partner Predictions insights insights Demand Recs forecast Proprietary Data Warehouse Customer Order Partner data data data Enjoy Proprietary Software 65

Our significant technology investments enable us to scale rapidly and would be difficult and costly for a competitor to replicate Critical Capabilities of Enjoy’s Proprietary Platform Partner Programmatic Order Management and Integration Expert Scheduling Forecasting and Demand Inventory and Warehouse Planning Management Logistics, Fleet and Asset Execution Management 3+ yrs. Management 1 Estimated time to replicate Safety, Fraud and Data and Analytics Training Source: West Monroe Partners 1 Refers to time taken to develop Enjoy’s proprietary technology 66Our significant technology investments enable us to scale rapidly and would be difficult and costly for a competitor to replicate Critical Capabilities of Enjoy’s Proprietary Platform Partner Programmatic Order Management and Integration Expert Scheduling Forecasting and Demand Inventory and Warehouse Planning Management Logistics, Fleet and Asset Execution Management 3+ yrs. Management 1 Estimated time to replicate Safety, Fraud and Data and Analytics Training Source: West Monroe Partners 1 Refers to time taken to develop Enjoy’s proprietary technology 66

The simplicity of the experience is driven by a highly sophisticated, proprietary set of technology APIs, Apps, and Systems

1. **Partner Integration**



2. **Scheduling and Routing**


Vancouver

3. **Inventory and Logistics**


Mobile Pick

4. **Modern Retail Tools**



Enjoy's data platform incorporates Partner and Enjoy data to enable real-time decision making.

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67

1 Deep Partner integration enables a seamless customer experience Seamless Customer Experience Call Center Online Checkout Physical Store Partner Enabled by Deeply Integrated Online Checkout Data & Analytics Data & Analytics Privacy & Compliance Systems Account & Order Store / POS Routing & Logistics Order Management Management Call Center Sales/CRM Events Notifications Partner Portal Operations & Support Inventory & Warehouse Inventory Management Customer Experience Customer Experience Management 681 Deep Partner integration enables a seamless customer experience Seamless Customer Experience Call Center Online Checkout Physical Store Partner Enabled by Deeply Integrated Online Checkout Data & Analytics Data & Analytics Privacy & Compliance Systems Account & Order Store / POS Routing & Logistics Order Management Management Call Center Sales/CRM Events Notifications Partner Portal Operations & Support Inventory & Warehouse Inventory Management Customer Experience Customer Experience Management 68

1

Enjoy's business integration expertise enables rapid onboarding with new Partners

Enjoy API Platform

Product Pages	Cart / Checkout	Order Processing	Order Mgmt.
Enjoy Eligibility	Availability / Reservation	Order Create / Update	Order Update
Partner E-Commerce	Partner E-Commerce	Partner OM	Partner OM / Online User Self-Service

ENJOY API Platform

Eligibility Check	Availability	Reservation	Order Update	Order Create
Verify coverage, inventory, and Expert availability For a given zip code and SKU(s)	Available windows over a specific day span for a given address and SKU(s)	Locks inventory and a slot for a given window over a period of time long enough to accommodate checkout and processing	Bi-directional. Partner systems can both initiate updates and subscribe to them Modify the status of an order, confirm all business filters are clear, reschedule	Confirms delivery & billing address, customer contact info, SKU(s) with their appropriate reservation

Time Required To Integrate[1]

Partner	Enjoy
2 yr.	**1 yr.**
Initial Partners	First Integration
< 8 mo.	**< 3 wks.**
Most Recent Partners	Today

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[1] Reflects management estimates.

69

2 Proprietary, purpose-built Smart Scheduling and Routing software designed to optimize last-mile fulfillment Visit 1 2 3 4 5 Partner A Visit 1 2 3 Partner A 2 3 Visit 1 Partner B 1 Partner B 1 2 Partner A Our proprietary Smart Scheduling and Routing technology calculates complex decisions and operational constraints to drive optimization of the team as a whole in every market. 702 Proprietary, purpose-built Smart Scheduling and Routing software designed to optimize last-mile fulfillment Visit 1 2 3 4 5 Partner A Visit 1 2 3 Partner A 2 3 Visit 1 Partner B 1 Partner B 1 2 Partner A Our proprietary Smart Scheduling and Routing technology calculates complex decisions and operational constraints to drive optimization of the team as a whole in every market. 70

3 We have built a mobile dynamic inventory system enabling on-demand scheduling and smart packing Our Smart Inventory Approach Proprietary inventory management system that powers speed, accuracy, and auditability that enables the logistics of our business Intuitive algorithm for inventory management and packing Commit orders on cross-warehouse inventory Predictive packing directs inventory into cars for same day orders, in-visit solutions, and mid-day rerouting 713 We have built a mobile dynamic inventory system enabling on-demand scheduling and smart packing Our Smart Inventory Approach Proprietary inventory management system that powers speed, accuracy, and auditability that enables the logistics of our business Intuitive algorithm for inventory management and packing Commit orders on cross-warehouse inventory Predictive packing directs inventory into cars for same day orders, in-visit solutions, and mid-day rerouting 71

3 Smart packing and merchandise selection Enjoy’s predictive algorithms help Experts pack the right products for a premium experience Key Features: • Optimizes the various systematic and business needs within physical constraints • Organizes inventory and allows for additional sales in-visit • Data-driven statistical modeling of customer shopping habits, across products and geographies 723 Smart packing and merchandise selection Enjoy’s predictive algorithms help Experts pack the right products for a premium experience Key Features: • Optimizes the various systematic and business needs within physical constraints • Organizes inventory and allows for additional sales in-visit • Data-driven statistical modeling of customer shopping habits, across products and geographies 72

4 Easy-to-use internally built tools set our Experts up for success John Doe 1 4 2 3 We use internally built tools to guide our Experts through each step. Our Experts are empowered to provide the best and most personalized experience for every customer. 734 Easy-to-use internally built tools set our Experts up for success John Doe 1 4 2 3 We use internally built tools to guide our Experts through each step. Our Experts are empowered to provide the best and most personalized experience for every customer. 73

Continuous innovation: Live Catalog Already Implemented Features In Progress Features to be Implemented • Optimize to bring the same expert back in a • Customers can create a follow up visit directly • User friendly visual interface with a bias to follow-up visit from Live Catalog using ‘See Everything’ action inventory • Enable cross partner selling starting with services • ‘Enjoy Now’ shows what’s in stock in our • Allow existing customers to keep shopping on mobile store Live Catalog beyond the visit by creating new follow up visits • ‘See Everything’ shows what’s in stock at a market level • Integrate premium services (Internet, Wi-Fi, TV, etc.) • Product Details page shows color, storage and pricing selection • Extend Live Catalog to all Enjoy geographies and business partners Coming Soon 74Continuous innovation: Live Catalog Already Implemented Features In Progress Features to be Implemented • Optimize to bring the same expert back in a • Customers can create a follow up visit directly • User friendly visual interface with a bias to follow-up visit from Live Catalog using ‘See Everything’ action inventory • Enable cross partner selling starting with services • ‘Enjoy Now’ shows what’s in stock in our • Allow existing customers to keep shopping on mobile store Live Catalog beyond the visit by creating new follow up visits • ‘See Everything’ shows what’s in stock at a market level • Integrate premium services (Internet, Wi-Fi, TV, etc.) • Product Details page shows color, storage and pricing selection • Extend Live Catalog to all Enjoy geographies and business partners Coming Soon 74

Growth Strategy 75Growth Strategy 75

Expected growth vectors summary Drive greater Increase volume Leverage Add new business Expand Enter new Category revenue per with existing cross-partner Partnerships globally and adjacent leadership Mobile Store Partners opportunities categories 76 76Expected growth vectors summary Drive greater Increase volume Leverage Add new business Expand Enter new Category revenue per with existing cross-partner Partnerships globally and adjacent leadership Mobile Store Partners opportunities categories 76 76

Category leadership Evolve and Expand Rapidly ü Highest Quality Execution & Profitability Gold Standard Customer Experience Long-term Partner Relationships Developing deep, potentially multi-decade partnerships that help our current and potential Partners better navigate the digital world 77Category leadership Evolve and Expand Rapidly ü Highest Quality Execution & Profitability Gold Standard Customer Experience Long-term Partner Relationships Developing deep, potentially multi-decade partnerships that help our current and potential Partners better navigate the digital world 77

Expect to drive greater daily revenue per Mobile Store

Increase Revenue per Visit (RPV)

- Merchandise assortment
- Cross-partner selling
- Selling tools (e.g. Live Catalog)
- Expert profile
- Expert compensation

Increase Visits per Expert per Day (VED)

- Order density / scale
- Technology
- Expert pacing

Daily Revenue per Mobile Store

=

RPV

x

VED

ENJOY

78

Plan to increase volume with existing Partners Maintain gold standard customer experience Higher solution attach rate Increase number of Mobile Stores Expand coverage New channels and services We are in the early stages with our existing business partnerships and believe we have significant headroom to drive incremental volume 79Plan to increase volume with existing Partners Maintain gold standard customer experience Higher solution attach rate Increase number of Mobile Stores Expand coverage New channels and services We are in the early stages with our existing business partnerships and believe we have significant headroom to drive incremental volume 79

Expect to leverage cross-partner opportunities Products, services & subscriptions with current and additional Partners Smart television Home automation Video conferencing Wireless audio Home security Media subscriptions Broadband & Gaming App subscriptions home networking Expand merchandise and content Partners to enhance existing Partner relationships 80Expect to leverage cross-partner opportunities Products, services & subscriptions with current and additional Partners Smart television Home automation Video conferencing Wireless audio Home security Media subscriptions Broadband & Gaming App subscriptions home networking Expand merchandise and content Partners to enhance existing Partner relationships 80

Enjoy is expanding in current and new geographies Expanding to new markets in summer 2021 Multi-language enablement • Allows Enjoy to easily expand globally without language barriers • Allows customers to interact with Enjoy in their language of choice • Enables Enjoy’s technical platform to automatically translate and store information in any locale Current Markets Served ü Bay Area Platform & systems ü Greater Los Angeles Local language ü Orange County Processes information ü Dallas & Fort Worth exchange People 81Enjoy is expanding in current and new geographies Expanding to new markets in summer 2021 Multi-language enablement • Allows Enjoy to easily expand globally without language barriers • Allows customers to interact with Enjoy in their language of choice • Enables Enjoy’s technical platform to automatically translate and store information in any locale Current Markets Served ü Bay Area Platform & systems ü Greater Los Angeles Local language ü Orange County Processes information ü Dallas & Fort Worth exchange People 81

Expand globally United States United Kingdom Canada Current 1 By 2025 Germany France Japan Spain Italy Australia (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 82Expand globally United States United Kingdom Canada Current 1 By 2025 Germany France Japan Spain Italy Australia (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 82

Add new business Partnerships

	Current Partners		Current Categories; New Partners	
	Current Regions[1]	New Regions	Developed World Carriers	Global Consumer Electronics
TAM	$35bn Cumulative Addressable Market	→ $48bn +$13B Cumulative Addressable Market	→ $123bn +$75B Cumulative Addressable Market	→ $265bn +$142B Cumulative Addressable Market
Cumulative Opportunity at 10% Market Share	$3bn Cumulative Revenue Opportunity	$5bn Cumulative Revenue Opportunity	$12bn Cumulative Revenue Opportunity	$26bn Cumulative Revenue Opportunity
Opportunity at 10% Market Share[2]	$1.0bn Cumulative EBITDA Opportunity	$1.4bn Cumulative EBITDA Opportunity	$3.7bn Cumulative EBITDA Opportunity	$7.9bn Cumulative EBITDA Opportunity

ENJOY

Source: Gartner, Passport, Company Management, Wall Street Research

Note: Assumes illustrative RPV of $150 for current and new Partners. Current Partners visits reflect Partners' public company data. Current Categories: new Partners visits reflect developed world cellular subscriptions and global consumer electronics devices sold

(1) Current regions includes Apple Americas and Europe, AT&T Americas and Europe, BT, EE, and Rogers devices

(2) Based on 30% Adjusted EBITDA margin

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Enter new and adjacent categories[1]

	Current Partners	Future Partners	Illustrative Longer-Term Addressable Product Categories				
	Current and New Regions	Developed World Telcos and Other CE Partners	Personal Luxury Goods	High Fashion	Beauty	Fitness	Automotive
Total Addressable Market	$48bn	$217bn	$1tn+				
Premium Product	✓	✓	✓	✓	✓	✓	✓
Product Complexity	✓	✓	✓	✓	✓	✓	✓
Expertise Required	✓	✓	✓	✓	✓	✓	✓
High Attach Rate Opportunity	✓	✓	✓	✓	✓	✓	✓
Deep Consumer Engagement	✓	✓	✓	✓	✓	✓	✓

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Source: Gartner, Passport, Company Management, Wall Street Research
Note: Cumulative addressable market for current Partners includes current and new regions. Cumulative addressable market for future Partners includes Current Partners, Developed World Telcos and Global Consumer Electronics
(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

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Financials 85Financials 85

Enjoy’s differentiated business model underpins a potentially superior growth profile with an identified path to profitability Explosive Significant Compelling 1 1 1 growth scale margin profile 84% $1bn+ 30% Revenue 2025E 2025E CAGR ’18A – ’25E Revenue Adj. EBITDA Margin Almost zero customer acquisition cost Asset-light model Massive infrastructure leverage (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 86Enjoy’s differentiated business model underpins a potentially superior growth profile with an identified path to profitability Explosive Significant Compelling 1 1 1 growth scale margin profile 84% $1bn+ 30% Revenue 2025E 2025E CAGR ’18A – ’25E Revenue Adj. EBITDA Margin Almost zero customer acquisition cost Asset-light model Massive infrastructure leverage (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 86

Summary financials and projections

($m)	2018A	2019A[1]	2020A[1]	2021E[2]	2022E[2]	2023E[2]	2024E[2]	2025E[2]
Net Revenue	$15	$46	$60	$109	$245	$442	$707	$1,070
% growth	*—*	*202%*	*32%*	*81%*	*124%*	*81%*	*60%*	*51%*
Mobile Store Profit[3]	($16)	($8)	($16)	($1)	$89	$211	$360	$587
% of revenue	*(107%)*	*(18%)*	*(26%)*	*(1%)*	*36%*	*48%*	*51%*	*55%*
Adj. EBITDA[4]	($72)	($87)	($107)	($128)	($55)	$38	$144	$321
% of revenue	*(478%)*	*(191%)*	*(177%)*	*(117%)*	*(23%)*	*9%*	*20%*	*30%*

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(1) 2019A and 2020A financial results were taken from the Company's audited consolidated financial information
(2) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(3) Mobile Store Profit is defined as revenue minus Mobile Store expenses (cost of revenue)
(4) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 "Financial Information; Non-GAAP Financial Measures" under "Disclaimer" and reconciliation set forth in Appendix on slide 113

87

Q1 results give us a strong start to 2021

	Q1'21
Revenue	$19m
Mobile Store Profit (Loss)[1]	($6m)
Adj. EBITDA[2]	($34)
Daily Mobile Stores	579
Daily Revenue per Mobile Store	$371

Highlights

47%

Revenue growth YoY despite COVID-19 pandemic

41%

Increase in Mobile Stores operated from Q1'20 to Q1'21

19%

Sequential increase in Daily Revenue per Mobile Store vs. Q4'20

(1) Mobile Store Profit is defined as revenue minus Mobile Store expenses (cost of revenue)
(2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 "Financial Information; Non-GAAP Financial Measures" under "Disclaimer" and reconciliation set forth in Appendix on slide 113

ENJOY 88

Components of Mobile Store Profit Mobile Store Profit is revenue less the direct operating costs of our Mobile Stores Daily Mobile Stores Daily Revenue per Mobile Store Revenue # of Days = x x (DMS) (DRMS) VED RPV x Mobile Store Expenses Daily Mobile Stores # of Days Daily Cost per Mobile Store - = x x (Cost of Revenue) (DMS) Expert Vehicle & Other + Compensation Costs = Mobile Store Profit 89Components of Mobile Store Profit Mobile Store Profit is revenue less the direct operating costs of our Mobile Stores Daily Mobile Stores Daily Revenue per Mobile Store Revenue # of Days = x x (DMS) (DRMS) VED RPV x Mobile Store Expenses Daily Mobile Stores # of Days Daily Cost per Mobile Store - = x x (Cost of Revenue) (DMS) Expert Vehicle & Other + Compensation Costs = Mobile Store Profit 89

Key revenue drivers Daily Mobile Store unit economics drive our financial model 1 Daily Revenue per Mobile Store 1 1 Revenue Daily Mobile Stores ($) ($m) 24% 84% 48% ` CAGR CAGR CAGR $911 $1,070 $836 3,219 $783 $645 $707 2,311 $418 1,548 $442 $356 $351 1,038 $245 $198 717 464 $109 356 209 $60 $46 $15 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 90Key revenue drivers Daily Mobile Store unit economics drive our financial model 1 Daily Revenue per Mobile Store 1 1 Revenue Daily Mobile Stores ($) ($m) 24% 84% 48% ` CAGR CAGR CAGR $911 $1,070 $836 3,219 $783 $645 $707 2,311 $418 1,548 $442 $356 $351 1,038 $245 $198 717 464 $109 356 209 $60 $46 $15 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 90

Revenue Per Visit breakdown

Each customer visit generates revenue as we attach products, services and subscriptions

Components of RPV	Enjoy Revenue Potential	Description	Recurring Revenue for Partners
Delivery & set up	$$	• Enjoy earns a flat fee by delivering and setting up a product for the customer	–
Hardware & accessories	$$	• Enjoy earns a percentage of the hardware & accessories sold in visits • **Examples:** Phone cases, wireless headphones, screen protectors, charging devices	–
Services & subscriptions	$$$$	• Enjoy earns a fee for selling services in visits • **Examples:** Voice & data lines, broadband, media subscriptions, upgrades, unlimited data plans	✓
Device protection	$$$$	• Enjoy earns a fee for selling device protection services in visits • **Examples:** Single device insurance, multiple device insurance	✓

Recurring revenue solutions for our Partners contribute the most to RPV

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91

We have a clear line of sight to achieve near term RPV

We have multiple levers to exceed 2021E & 2022E Revenue per Visit targets[1]



RPV forecast
2022E
$96
2021E
$72
$66
$73
$7+
$11+
$12+
$5+
$108+
$140
$100
Average 5% increase per year
$125+
2020A
Est. Q1 '21 Exit rate
Indoor visits
Live Catalog
Cross-partner selling
Expert selling skills
2022 Line of sight
Carrier Retail Store[2]
2025E

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(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(2) Based on third party research; illustratively applies attach rates of average and high performing retail stores for accessories, insurance, premium solutions and other products to Enjoy's business model for comparability

92

We believe as indoor visits return to pre-COVID levels, we will generate higher RPV 1 % of indoor visits 100% ~90% 90% 80% 70% 60% ~35% 50% 40% 30% 20% 10% • Indoor visits facilitate deeper customer engagement 0% • Engagement results in higher attach rates of products Jan'20 May'20 Sep'20 Jan'21 May'21 and high-value solutions COVID has materially reduced higher-engagement indoor visits… Returning to indoor visits at pre-COVID level represents an incremental $7 in RPV (1) Denotes Enjoy’s indoor visits in North America 93We believe as indoor visits return to pre-COVID levels, we will generate higher RPV 1 % of indoor visits 100% ~90% 90% 80% 70% 60% ~35% 50% 40% 30% 20% 10% • Indoor visits facilitate deeper customer engagement 0% • Engagement results in higher attach rates of products Jan'20 May'20 Sep'20 Jan'21 May'21 and high-value solutions COVID has materially reduced higher-engagement indoor visits… Returning to indoor visits at pre-COVID level represents an incremental $7 in RPV (1) Denotes Enjoy’s indoor visits in North America 93

New selling tools like Live Catalog proven to increase attachment rates


Share Product Catalog
Phones & Devices
iPhone 11

+ ~$27 RPV

When Live Catalog is used in a visit[1]

- Curated catalog of products and services available immediately from the Mobile Store
- Customer accesses the site on their personal devices and shops during the visit
- Customer also able to schedule a follow-up visit on additional assortment at the local warehouse

Extending Live Catalog performance to Enjoy's entire business represents an incremental $11+ lift in RPV

(1) As of Q1 '21 among AT&T visits

94

We believe cross-partner selling has huge potential for incremental revenue growth We will begin cross-partner selling this summer and expand to new Partners with complementary products and services Cross-partner selling unlocks new value… …and represents meaningful RPV potential Services Premium products Personal devices Subscriptions Connected speakers Devices For Enjoy drives incremental revenue in every visit For our Partners Internet & data plans Smart home devices Accessories enables them to sell products to additional customers For our Customers Digital security Connected TVs Home office technology enables greater number of solutions to purchase Cross-partner selling with services today conservatively estimated to drive incremental $12+ lift in RPV by 2022E 95We believe cross-partner selling has huge potential for incremental revenue growth We will begin cross-partner selling this summer and expand to new Partners with complementary products and services Cross-partner selling unlocks new value… …and represents meaningful RPV potential Services Premium products Personal devices Subscriptions Connected speakers Devices For Enjoy drives incremental revenue in every visit For our Partners Internet & data plans Smart home devices Accessories enables them to sell products to additional customers For our Customers Digital security Connected TVs Home office technology enables greater number of solutions to purchase Cross-partner selling with services today conservatively estimated to drive incremental $12+ lift in RPV by 2022E 95

Our Experts’ selling skills are improving rapidly Training, targeted recruiting and aligned incentives are driving steady RPV gains % RPV Growth +16% +32% +30% +25% (Past 5 months) $160 North American $140 Average RPV Distribution by $120 1 Expert $100 ($ per visit) $80 $60 $40 $20 $0 Bottom 25% of Experts Third Quartile Second Quartile Top 25% Experts November 2020 April 2021 (1) Source: Enjoy internal data warehouse 96Our Experts’ selling skills are improving rapidly Training, targeted recruiting and aligned incentives are driving steady RPV gains % RPV Growth +16% +32% +30% +25% (Past 5 months) $160 North American $140 Average RPV Distribution by $120 1 Expert $100 ($ per visit) $80 $60 $40 $20 $0 Bottom 25% of Experts Third Quartile Second Quartile Top 25% Experts November 2020 April 2021 (1) Source: Enjoy internal data warehouse 96

Technology and increasing scale give us a clear path to increase VED

Mobile Stores operate 10 hours per day

Average travel and visit time



Travel time

25mins

Illustrative travel time per visit



Visit duration

35mins

Illustrative time per visit

Target of ~7 highly engaged customer visits

2021E

Visits per Mobile Store Day

5.8



Available time
162 min
Travel &
visits
348 min
Training &
personal time
90 min

2022E

Visits per Mobile Store Day

6.8



Available
time
102 min
Training &
personal time
90 min
Travel &
visits
408 min

- Greater order density in a visit zone reduces drive times
- More Experts in a market increases options and capacity to immediately respond to same-day scheduled visits
- Enjoy's proprietary Expert technology facilitates efficient visits
- Pre-visit communications via e-mail, text and phone ensures customer is ready
- Market leaders manage Experts throughout the day to achieve operational and financial outcomes

ENJOY

Note: Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

97

We believe we are at an inflection point in our profitability

Unit economics drive strong improvement in Mobile Store revenues

2020A Daily Profit per Mobile Store

($93)

(26%) margin



$448
$356
Expert[2]
$346
Vehicle & Other
$102
Cost per day
Revenue per day

2021E Daily Profit per Mobile Store[1]

($3)

(1%) margin



$421
$418
Expert[2]
$337
Vehicle & Other
$84
Cost per day
Revenue per day

2022E Daily Profit per Mobile Store[1]

$234

36% margin



$645
$411
Expert[2]
$334
Vehicle & Other
$77
Cost per day
Revenue per day

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(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(2) Based on a 10 hour day, hourly wage benefits and expert productivity

98

Mobile Store expansion strategy

Focused on expanding in existing and new markets

Daily Mobile Stores[1]
(# of stores)



356
464
717
1,038
1,548
2,311
3,219
2019A
2020A
2021E
2022E
2023E
2024E
2025E
New Countries

Daily Mobile Store Growth

- Steady expansion of Mobile Stores to support growth with existing Partners
- International expansion expected to begin in 2023E
- Planned expansion to two new international markets per year from 2023E to 2025E
- New telecom Partners expected to be added with international expansion

(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

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Mobile Store Profit margins expand to 55% by 2025E Steady improvement driven by unit economics and growth in store count 1,2 Mobile Store Profit ($m) $700 Mobile Store Profit 73% $587 $600 Mobile Store Profit margin 55% $500 51% 53% 48% $400 $360 36% 33% $300 $211 $200 13% $89 $100 (7% ) (15%) $0 ($1) ($16) ($ 1 0 ) 0 (2% 7 ) (26%) 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. (2) Mobile Store Profit is defined as revenue minus Mobile Store expenses (cost of revenue) 10 0Mobile Store Profit margins expand to 55% by 2025E Steady improvement driven by unit economics and growth in store count 1,2 Mobile Store Profit ($m) $700 Mobile Store Profit 73% $587 $600 Mobile Store Profit margin 55% $500 51% 53% 48% $400 $360 36% 33% $300 $211 $200 13% $89 $100 (7% ) (15%) $0 ($1) ($16) ($ 1 0 ) 0 (2% 7 ) (26%) 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. (2) Mobile Store Profit is defined as revenue minus Mobile Store expenses (cost of revenue) 10 0

Components of Adjusted EBITDA Mobile Store Profit Field management Warehouse and Technology and fulfillment related Operations & = technology expenses - Operations and inventory Support management Leadership team Finance Human resources General & Legal Marketing IT administrative = - expenses Workplace services Adjusted EBITDA = 10 1Components of Adjusted EBITDA Mobile Store Profit Field management Warehouse and Technology and fulfillment related Operations & = technology expenses - Operations and inventory Support management Leadership team Finance Human resources General & Legal Marketing IT administrative = - expenses Workplace services Adjusted EBITDA = 10 1

We believe our existing operating footprint will support growth with minimum investment

Warehouse Utilization[1] for mobile stores
(%)



Significant investment over the last few years supports mobile store expansion
31%
29%
35%
52%
62%
70%
78%
2019A
2020A
2021E
2022E
2023E
2024E
2025E

Broad reach with existing warehouse network



U.K.
US and Canada

Existing infrastructure of 84 locations accessed

50%+
Population Coverage

200m+
Addressable Customers



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Note: With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."
(1) Represents management estimates of Enjoy House (warehouse) utilization over the course of each respective year. Utilization is the product of vehicle operational capacity and long-term visit per Mobile Store assumption

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Operations & technology expenses Scalable technology and established infrastructure expected to create significant operating leverage 1 Operations & technology expenses • We believe our existing technology and operational infrastructure can ($m) support significant growth with 250.0 relatively minimal additional investment Revenue CAGR $211 78% 200.0 • The core of our technology platform is DMS CAGR partner-agnostic, allowing us to easily New 47% onboard future Partners and support Markets 150.0 growth 100.0 • Our network of Enjoy Houses in the existing countries can support up to Existing $60 3x of the current volume in terms of $51 Markets 500. vehicle capacity 0.0 • Operations & technology expenses 2019A 2020A 2025E expected to decline from 100% in 2020A to ~20% in 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 10 3 ~18% CAGR ~30% CAGROperations & technology expenses Scalable technology and established infrastructure expected to create significant operating leverage 1 Operations & technology expenses • We believe our existing technology and operational infrastructure can ($m) support significant growth with 250.0 relatively minimal additional investment Revenue CAGR $211 78% 200.0 • The core of our technology platform is DMS CAGR partner-agnostic, allowing us to easily New 47% onboard future Partners and support Markets 150.0 growth 100.0 • Our network of Enjoy Houses in the existing countries can support up to Existing $60 3x of the current volume in terms of $51 Markets 500. vehicle capacity 0.0 • Operations & technology expenses 2019A 2020A 2025E expected to decline from 100% in 2020A to ~20% in 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 10 3 ~18% CAGR ~30% CAGR

General & administrative expenses Enjoy’s business model can be operated by a small, nimble corporate center 1 General & administrative expenses • Highly scalable financial and ($m) resource planning systems 70.0 established from prior investments Revenue CAGR 600. 78% • Leadership team and center $55 support resources in place and 50.0 DMS CAGR ready to scale 47% 400. • Incremental investments in 2021E $36 for public company readiness $30 300. • General & administrative expenses expected to decline from 59% in 20.0 2020A to ~5% in 2025E 100. 0.0 2019A 2020A 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 10 4 ~10% CAGRGeneral & administrative expenses Enjoy’s business model can be operated by a small, nimble corporate center 1 General & administrative expenses • Highly scalable financial and ($m) resource planning systems 70.0 established from prior investments Revenue CAGR 600. 78% • Leadership team and center $55 support resources in place and 50.0 DMS CAGR ready to scale 47% 400. • Incremental investments in 2021E $36 for public company readiness $30 300. • General & administrative expenses expected to decline from 59% in 20.0 2020A to ~5% in 2025E 100. 0.0 2019A 2020A 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. 10 4 ~10% CAGR

Asset-light with the ability to leverage infrastructure in place to scale 1 Infrastructure leverage 2 Infrastructure Expense ($m) Revenue ($m) Infrastructure Leverage 172% 154% 120% 59% 39% 31% 25% 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. (2) Represents the sum of operations & technology expenses and general & administrative expenses and excludes depreciation & amortization and stock-based compensation 10 5Asset-light with the ability to leverage infrastructure in place to scale 1 Infrastructure leverage 2 Infrastructure Expense ($m) Revenue ($m) Infrastructure Leverage 172% 154% 120% 59% 39% 31% 25% 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 Use of Projections and Description of Key Partnerships under Disclaimer. (2) Represents the sum of operations & technology expenses and general & administrative expenses and excludes depreciation & amortization and stock-based compensation 10 5

Asset-light model drives strong cash flow conversion

Adjusted EBITDA[1]
($m)



$38
$144
$321
2023E
2024E
2025E

Consigned inventory minimizes working capital required for growth

Change in working capital
(% of revenue)



5%
4%
3%
2023E
2024E
2025E

New warehouse requires only $350 to $400K in capital investment to fully outfit

Capital expenditures
(% of revenue)



2%
3% - 4%
1% - 2%
2023E
2024E
2025E

Free cash flow conversion[2]
(% of adjusted EBITDA)



28%
65%
87%
2023E
2024E
2025E

(1) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 "Financial Information; Non-GAAP Financial Measures" under "Disclaimer" and reconciliation set forth in Appendix on slide 113
(2) Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. With respect to Non-GAAP financial measures, see slide 2 "Financial Information; Non-GAAP Financial Measures" under "Disclaimer" and reconciliation set forth in Appendix on slide 113

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Seasonality

We typically experience our Partners' seasonality but 2021E revenue growth is influenced by COVID and the phasing of our mid-year Mobile Store expansion

	1H	2H
Typical seasonality follows our Partners	~40% of annual revenue Q2 is slightly softer than Q1	~60% of annual revenue Q3 and Q4 mix depends heavily on our Partners' new product launches
2021E Revenue drivers[1]	35% - 37% of annual revenue During 1H 2021, we operated fewer Mobile Stores than expected due to challenges of COVID	63% - 65% of annual revenue Mobile Store expansion expected to support Partner growth

(1) Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

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Summary Huge addressable market opportunity within existing categories 1 Ability to grow quickly, given prior technology and infrastructure investments and the scale of Partners 2 Believe we can achieve significant scale of over $1bn in revenue, with modest penetration assumptions 3 Clear path to profitability driven by Mobile Store unit economics 4 Unique asset-light business model • Near-zero customer acquisition costs • Consigned inventory – minimal working capital needs 5 • Leased vehicles and warehouses • Minimal CAPEX investments to support growth Compelling free cash-flow conversion 6 10 8Summary Huge addressable market opportunity within existing categories 1 Ability to grow quickly, given prior technology and infrastructure investments and the scale of Partners 2 Believe we can achieve significant scale of over $1bn in revenue, with modest penetration assumptions 3 Clear path to profitability driven by Mobile Store unit economics 4 Unique asset-light business model • Near-zero customer acquisition costs • Consigned inventory – minimal working capital needs 5 • Leased vehicles and warehouses • Minimal CAPEX investments to support growth Compelling free cash-flow conversion 6 10 8

Conclusion 10 9Conclusion 10 9

Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with best-in-class and largest telecommunication and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Proven multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees 10 110Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with best-in-class and largest telecommunication and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Proven multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees 10 110

Appendix 111Appendix 111

Non-GAAP reconciliations 1 1 2019A 2020A ($m) GAAP Net Loss ($90) ($158) Provision for income taxes $0 $0 Interest expense $1 $2 Interest income ($2) ($0) Other expense $0 $1 Unrealized loss on long-term convertible loan - $43 GAAP Loss from Operations ($90) ($112) Adjustments: Depreciation and amortization $2 $3 Stock-based compensation $1 $2 One-time transaction related expenses - $0 2 Adjusted EBITDA ($87) ($107) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information 112 (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113Non-GAAP reconciliations 1 1 2019A 2020A ($m) GAAP Net Loss ($90) ($158) Provision for income taxes $0 $0 Interest expense $1 $2 Interest income ($2) ($0) Other expense $0 $1 Unrealized loss on long-term convertible loan - $43 GAAP Loss from Operations ($90) ($112) Adjustments: Depreciation and amortization $2 $3 Stock-based compensation $1 $2 One-time transaction related expenses - $0 2 Adjusted EBITDA ($87) ($107) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information 112 (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113

Free cash flow reconciliations 1 1 2019A 2020A ($m) 2 Adjusted EBITDA ($87) ($107) Purchase of property and equipment ($7) ($8) Change in operating assets and liabilities ($4) $13 Free Cash Flow ($98) ($102) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information 113 (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113Free cash flow reconciliations 1 1 2019A 2020A ($m) 2 Adjusted EBITDA ($87) ($107) Purchase of property and equipment ($7) ($8) Change in operating assets and liabilities ($4) $13 Free Cash Flow ($98) ($102) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information 113 (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113